================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                    AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                            (Name of Subject Company)

                         VOLT INFORMATION SCIENCES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    928703107
                      (CUSIP Number of Class of Securities)
                                 ---------------

                                  WILLIAM SHAW
                             CHIEF EXECUTIVE OFFICER
                         VOLT INFORMATION SCIENCES, INC.
                              560 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                    Copy to:

                             RICHARD A. RUBIN, ESQ.
                      JENKENS & Gilchrist Parker Chapin LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 704-6000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

              VOLT ANNOUNCES AGFA TO ACQUIRE AUTOLOGIC INFORMATION
                   INTERNATIONAL, VOLT'S 59% OWNED SUBSIDIARY


New York, NY - September 26, 2001 - Volt Information Sciences, Inc. (NYSE: VOL) announced today that its 59% owned subsidiary, Autologic Information International, Inc. (NASDAQ: AIII), has entered into a merger agreement with Agfa Corporation of Ridgefield Park, New Jersey, a subsidiary of Agfa Gevaert NV (AGFB.BRU). Under the two-stage transaction, a newly formed subsidiary of Agfa Corporation is to make a cash tender offer for all outstanding shares of Autologic common stock at $7.127 per share. The offer will be followed by a back-end merger of Agfa Corporation's subsidiary with and into Autologic. Volt has agreed to tender all of its Autologic shares and/or vote in favor of the merger. The all cash transaction is valued at approximately $42,458,000. The transaction, which is expected to be completed before year-end, is subject to customary conditions. The tender offer is expected to commence as soon as practicable following filing of required documents with the Securities and Exchange Commission.

Autologic designs, manufactures, markets and services computer-based electronic prepress systems to the publishing industry. Autologic employs approximately 370 people worldwide and operates through wholly owned subsidiaries in eight countries and through distributors in the rest of the world. Autologic's sales in the company's fiscal year ended November 3, 2000 amounted to $ 81 million. The acquisition includes Xitron, a wholly owned subsidiary of Autologic, which markets high-productivity workflow software for smaller printing companies and prepress businesses.

"Our Board concluded that the transaction is in the best interests of Volt and our stockholders. The tender price represents a premium over the recent market prices of the Autologic's common stock," said Volt's Chairman of the Board and President, William Shaw.

Volt Information Sciences, Inc. is a leading national provider of Staffing Services, Telecommunications and Information Solutions, and Electronic Publication and Typesetting Systems for its Fortune 100 customer base. Operating through a network of over 350 Volt Services Group branch offices, the Staffing Services segment fulfills IT and other technical, commercial, and industrial placement requirements of its customers, on both a temporary and permanent basis. The Telecommunications and Information Solutions businesses provide complete telephone directory production and directory publishing; a full spectrum of telecommunications construction, installation and engineering services; and advanced information and operator services systems for telephone companies. Through Autologic, the Electronic Publication and Typesetting Systems segment has provided digital prepress publishing solutions for its high circulation customers, primarily newspapers. For additional information, please visit the Volt Information Sciences, Inc., web site at http://www.volt.com.

This news release is for informational purposes only. It does not constitute an offer to purchase shares of Autologic or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Agfa commences the offer, Agfa will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and Autologic will file a solicitation/recommendation statement on Schedule 14D-9. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF AUTOLOGIC ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. These documents will be provided to Autologic security holders at no expense to them and, when filed with the Securities and Exchange Commission, may be obtained free at www.sec.gov.

This press release contains forward-looking statements which are subject to a number of known and unknown risks including a failure of the transaction to close due to failure of customary conditions to be met and a failure of Autologic shareholders to tender shares or to approve the merger, if that approval is necessary. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov or at the Company's website at http://www.volt.com in the Investor Information section.


CONTACTS: James J. Groberg / Ron Kochman,
Volt Information Sciences, Inc.
(212) 704-2400
Voltinvest@volt.com